Mail Stop 3628

					      March 7, 2006

By Facsimile (704) 378-2029 and U.S. Mail

Aaron D. Cowell, Jr.
President and Chief Executive Officer
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211

Re:  	US LEC Corp.
	Schedule TO
      Filed on February 23, 2006
	File No. 005-54177

Dear Mr. Cowell:

      We have the following comments on the above referenced filing. All defined terms have the same meaning as in the offer materials.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Item 10.  Financial Statements, page 5

1. In view of the fact that you are incorporating by reference the information required by Item 1010(a) of Regulation M-A, please revise your Offer to Exchange to disclose the summary financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Schedule TO. Also, advise us as to how you intend to disseminate this information to option holders.

2. Please revise to disclose the information required by Item
1010(b) of Regulation M-A. Otherwise advise of the basis for your belief that the information is not material to this transaction.

Offer to Exchange

General

3. We note that you disclose the closing price of your common stock of $2.40 as of February 17, 2006. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.



Summary Term Sheet, page 1

4. You disclose on page 5 under the response to question 20 that "you should consult with your own tax advisor to determine the tax consequences of this offer." Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. You may however, recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis.

5. You disclose that if not accepted for payment, the options tendered may also be withdrawn at any time after 5:00 p.m., North Carolina time on April 24, 2006. Rule 13e-4(f)(2)(ii) Rule 13e-4(a)(3) defines "business day" as the time period between 12:01 a.m. and 12:00 midnight Eastern Time, other than Saturday, Sunday, or a Federal holiday. Since your offer began on February 23, 2006, it does not appear that your offer complies with the time period for additional withdrawal rights mandated by Rule 13e-4(f)(2)(ii) and must be changed. Please revise your Offer to Exchange here and throughout your document or advise.

6.  Conditions of the Offer, page 15

6. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, but without limitation, revise the bullet points to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined. Also, revise to eliminate references to events that may "indirectly" affect the offer.

7. We note that you refer to US LEC`s "prospects," "contemplated future conduct" and "benefits that [you] believe [you] will receive from this offer" throughout this section. Please revise to specify or generally describe these "prospects" "contemplated future conduct" and "benefits" so that security holders will have the ability to objectively determine whether conditions that contemplate "prospects" have been triggered.

12.  Material U.S. Federal Income Tax Consequences, page 21

8. You disclose on page 21 that this section provides a "general summary" of the material U.S. federal income tax consequences of the offer. Item 1004(a)(1)(xii) of Regulation M-A requires that you disclose all material federal tax consequences of the transaction. Your disclosure suggests that option holders may not rely on the description of material tax consequences included in the offer document. Please revise to delete the reference to this section as a "general summary" and to discuss all material federal tax consequences.

16.  Additional Information, page 23

9. Please revise to reflect the new address of the SEC`s Public
Reference Room.  In this regard, the SEC is now located at 100 F
Street, N.E., Washington, D.C. 20549.

17.  Forward-Looking Statements, page 24

10. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3456.
You may also contact me by facsimile at (202) 772-9203.

					Sincerely,



				      Jeffrey B. Werbitt
				      Attorney Advisor
      				Office of Mergers & Acquisitions

cc:	Barney Stewart III
	Thomas H. O`Donnell, Jr.
	Moore & Van Allen PLLC
	100 North Tryon Street, Suite 4700
	Charlotte, North Carolina 28202-4003